Exhibit 99.2

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Sandstorm Gold Ltd. (the “Company” or “Sandstorm”)

Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

Item 2	Date of Material Change

October 27, 2015.

Item 3	News Release

A news release was disseminated through CNW Group Ltd. on October 27, 2015 and filed on SEDAR.

Item 4	Summary of Material Change

On October 27, 2015, the Company announced that it has entered into three agreements with Yamana Gold Inc. (“Yamana”) (NYSE: AUY, TSX: YRI) that include production streams from up to five of Yamana’s projects. For upfront consideration of US$148 million in cash, US$4 million in cash payable in six months and 15 million warrants of the Company, Sandstorm will receive a silver stream on the Cerro Moro development project in Argentina (“Cerro Moro”) that includes interim silver deliveries during years 2016 to 2018 from currently operating mines, a copper stream on the operating Chapada mine in Brazil (“Chapada”) and a potential gold stream on the Agua Rica project in Argentina (“Early Deposit Gold Stream”).

Item 5	Full Description of Material Change

On October 27, 2015, the Company announced that it has entered into three agreements with Yamana that include production streams from up to five of Yamana’s projects (the “Transaction”). For upfront consideration of US$148 million in cash, US$4 million in cash payable in six months and 15 million warrants of the Company, Sandstorm will receive a silver stream on the Cerro Moro project in Argentina that includes interim silver deliveries during years 2016 to 2018 from currently operating mines, a copper stream on the operating Chapada mine in Brazil and a potential gold stream on the Agua Rica project in Argentina. The Sandstorm warrants issued to Yamana have an exercise price of US$3.50, a term of five years and are exercisable upon achievement of specific milestones with respect to the construction of Cerro Moro.

Multi-Asset Silver Stream

Silver Stream Terms

In exchange for US$70 million, Sandstorm has agreed to purchase an amount of silver based on production from the Cerro Moro mine (the “Silver Stream”) equal to:

•	20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually, until Yamana has delivered 7.0 million ounces of silver to Sandstorm; then
•	9.0% of the silver produced thereafter, for the life of the mine.

Sandstorm has also agreed to purchase an amount of silver from Yamana’s Minera Florida mine in Chile and Chapada mine in Brazil, during the years 2016 through 2018 equal to:

•	38% of the silver produced, up to a maximum of 200,000 ounces of silver annually, from Minera Florida; and

•	52% of the silver produced, up to a maximum of 100,000 ounces of silver annually, from Chapada.

Sandstorm will make ongoing payments for each ounce of silver received equal to 30% of the spot price per ounce of silver.

Downside Protection

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the “Commencement of Production”), then Yamana’s producing El Peñon mine in Chile (“El Peñon”) will provide a 24 month backstop until the Commencement of Production is satisfied. During the 24 month backstop, if applicable, Sandstorm will purchase an amount of silver equal to 16% of El Peñon’s silver production up to a maximum of 1.2 million ounces per annum, which is expected to generate US$13 million of cash flow per year to the Company.

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to US$70 million from the Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold (as defined below) will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada’s payable copper production, up to a maximum of 3.9 million pounds of copper annually, until such time as Sandstorm has received cumulative pre-tax cash flow equal to US$70 million, or Cerro Moro has achieved the Commencement of Production.

The Silver Stream on Cerro Moro is based on production from the project and was structured between Sandstorm’s Canadian parent company and a Yamana entity outside of Argentina and therefore, the Company does not anticipate being subject to tax risk or currency risk outside of Canada.

About the Cerro Moro Project

The Cerro Moro project is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. In February 2015, Yamana announced that it would proceed with the construction of Cerro Moro. The current plan indicates average annual production in the first three years of 135,000 ounces of gold and 6.7 million ounces of silver, with the life of mine annual production averaging approximately 102,000 ounces of gold and 5 million ounces of silver at a throughput of 1,000 tonnes per day. The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

According to Yamana, the procurement of long lead items is underway and Cerro Moro remains on track for construction to begin in early 2016, commencing with select bulk earthworks activities. Project capital costs, as estimated in Q1 2015, are approximately US$265 million which includes US$31 million in late 2015 for detailed engineering and pre-development.

Chapada Copper Stream

Copper Stream Terms

In exchange for US$70 million, Sandstorm has agreed to purchase an amount of copper based on production from the Chapada mine (the “Copper Stream”) equal to:

•	4.2% of the copper produced, up to a maximum of 3.9 million pounds of copper annually, until Yamana has delivered 39 million pounds of copper to Sandstorm (the “First Chapada Delivery Threshold”); then
•	3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the “Second Chapada Delivery Threshold”); then
•	1.5% of the copper produced thereafter, for the life of the mine.

Sandstorm will make ongoing payments for each pound of copper received equal to 30% of the spot price per pound of copper.

About the Chapada Project

Chapada is an open pit gold-copper mine located 270 kilometres northwest of Brasília in Goiás state, Brazil and has been in production since 2007. The ore is treated through a flotation plant with capacity of 22 million tonnes per annum. The Chapada operations have a mine life of over 20 years based on the most recent proven and probable mineral reserves and the mine is projected to produce 120,000 ounces of gold, 120 million pounds of copper and 305,000 ounces of silver during the 2015 year.

Yamana has benefitted from significant discoveries at Chapada in the past and expects to complete 10,000 metres of exploration drilling and 12,000 metres of infill drilling over the course of 2015. The drill campaign has identified a 1.5 kilometre strike length of mineralization which remains open to the southwest and to depth. Exploration will continue to test both the strike and down dip extensions of the mineral body. The infill drilling programs are focused on upgrading mineral resources.

EARLY DEPOSIT GOLD STREAM

Early Deposit Gold Stream Terms

In exchange for a US$12 million payment, US$4 million of which is payable in six months (the “Advance Payment”), Sandstorm has entered into an Early Deposit Gold Stream agreement on the Agua Rica project, a large 1,400 million tonne, copper-molybdenum-gold porphyry deposit. At the time when 25% of the construction of Agua Rica has been completed, Sandstorm may elect to make an additional advance payment in an amount between US$135 million and US$225 million based on the following formula: US$150,000 multiplied by the price of gold plus US$7.5 million (the “Additional Advance Payment”). If Sandstorm elects to pay the Additional Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from Agua Rica. Sandstorm would make ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold.

If Sandstorm elects not to pay the Additional Advance Payment, the Advance Payment will convert into a 0.25% net smelter returns royalty on Agua Rica and all other rights under the Early Deposit Gold Stream agreement will terminate. In addition, in the event that Sandstorm wishes to syndicate the gold stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions.

About the Agua Rica Project

Agua Rica is a porphyry copper, molybdenum, gold and silver deposit located in the province of Catamarca, Argentina. In March 2015, Yamana signed a Definitive Agreement with the provincial Government of Catamarca, Argentina, represented by the provincial mining company Catamarca Mineria y Energetica Sociedad del Estado (“CAMYEN”). The agreement advances the Memorandum of Understanding between CAMYEN and Yamana, which set the groundwork for cooperation to consolidate important mining projects and prospective properties in the province, creating the Catamarca mining district.

RESERVES AND RESOURCES

Proven and Probable Mineral Reserves

The following table sets forth the mineral reserve estimates for Chapada as at December 31, 2014.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Chapada	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)
Gold	167,490	0.22	1,163	341,656	0.26	2,870	509,147	0.25	4,033

	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)	Tonnes (000’s)	Grade (%)	Contained lbs (mm)
Copper	167,490	0.27	998	282,786	0.29	1,796	450,277	0.28	2,794

Measured, Indicated and Inferred Mineral Resources

The following table sets forth the mineral resource estimates for Chapada as at December 31, 2014.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
Chapada	Tonnes (000’s)	Grade (g/t)	Contained oz (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)	Tonnes (000’s)	Grade (g/t)	Contained oz. (000’s)
Gold	18,669	0.24	146	228,443	0.27	1,984	247,113	0.27	2,130	79,783	0.25	648
Silver	-	-	-	82,161	1.4	3,775	82,161	1.4	3,775	27,553	1.1	982

	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)	Tonnes (000’s)	Grade (%)	Contained lbs. (mm)
Copper	11,387	0.20	50	146,282	0.25	818	157,669	0.25	867	52,230	0.29	332

Notes:

1.	Metal Prices and Cut-off Grades:

Mineral Reserves: $1,150 Au, $3.00 Cu, $4.55 average cut-off, $1,150 Au, $3.00 Cu and $4.84 average cut-off. $900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project. Mineral Resources: $1,500 Au, $3.50 Cu and $4.81 NSR cut-off out of pit for Chapada Mine (Main Pit, Corpo Sul and Corpo NE). 0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project.

2.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101.

3.	All Mineral Resources are reported exclusive of Mineral Reserves.

4.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5.	Mineral Reserves and Mineral Resources are reported as of December 31, 2014.

Mr. William Wulftange is Yamana’s Senior Vice President, Exploration and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Wulftange reviewed and approved all of the technical information in this material change report (excerpted from the press release dated October 27, 2015).

TRANSACTION FINANCING

To fund the Transaction, Sandstorm received a US$10 million extension to its US$100 million credit facility (the “Revolving Loan”) and has fully drawn on the US$110 million in available credit under the Revolving Loan. In addition, Sandstorm paid US$38 million from the Company’s cash balance.

Scotiabank and Paradigm Capital Inc. acted as financial advisors to Sandstorm in connection with the Transaction.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Erfan Kazemi at (604) 689-0234.

Item 9	Date of Report

DATED as of this 6th day of November, 2015.

Sandstorm Gold Ltd.

By:	“Erfan Kazemi”
Erfan Kazemi
Chief Financial Officer